June 8, 2023
VIA EDGAR
Beverly Singleton and Andrew Blume
Office of Manufacturing
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Carlisle Companies Incorporated
Form 10-K, as amended, for the Fiscal Year Ended December 31, 2022
Filed February 22, 2023
File No. 001-09278
Dear Ms. Singleton and Mr. Blume:
On behalf of Carlisle Companies Incorporated (the “Company”), we have the following response to the comments in your comment letter dated May 15, 2023 related to the Company’s Form 10-K, as amended, for the fiscal year ended December 31, 2022, filed by the Company on February 22, 2023 (Commission File No. 001-9278).
For your convenience, we have included the comments of the staff of the Securities and Exchange Commission (the “Staff”) below in bold with the Company’s corresponding response following the bolded comment. All terms not defined in our responses have the meanings ascribed to those terms in the related filings.
Annual Report on Form 10-K/A, Amendment No. 1 for the year ended December 31, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 20
1.Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item. In addition, when you discuss revenue fluctuations, specifically describe the extent to which changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. Please apply this comment to both your consolidated and segment results of operations. As an example, your disclosures on page 20 attribute the increase in revenues to positive pricing across all segments, contributions from an acquisition, and higher sales volumes, partially offset by unfavorable foreign currency impacts. See Item 303 of Regulation S-K, including Item 303(b)(2), and SEC Release No. 33-8350.
Management Response:
We confirm that in future filings when we describe two or more business reasons that contributed to a material change in a financial statement line item between periods, we will quantify, where possible, the extent to which each factor contributed to the overall change in that line item.
With respect to specifically describing the extent to which material changes in revenue from period to period are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services, our revenues are impacted by factors in addition to price and volume. Across our businesses, we offer many products that are sold at varying prices to different customers in different regions. In some cases, unit measures and directly corresponding price changes may be calculable; in other cases the same products may be sold in different units at different prices. Ongoing new product launches and product discontinuances contribute to product mix changes that impact specific price/volume calculations. In some cases, changes in unit volumes may have a pricing component as a result of promotions or from groups of products sold at a combined price or discount from prices of the products sold separately. Accordingly, while we estimate pricing /volume changes at a high level for internal management purposes, it would be prohibitively burdensome to calculate such changes with sufficient detail to accurately include this data in our public disclosures.

Liquidity and Capital Resources
Sources and Uses of Cash and Cash Equivalents, page 26
2.Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.
Management Response:
In future filings, beginning with the Company's Form 10-Q for the period ended June 30, 2023, the Company will revise the following paragraphs within its disclosure of Liquidity and Capital Resources, included in Part I, Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, in a manner similar to the following:
Operating Activities
We generated operating cash flows totaling $1,000.9 million for 2022 (including working capital uses of $222.0 million), compared with $421.7 million for 2021 (including working capital uses of $275.2 million). Higher operating cash flows of $579.2 million in 2022 primarily reflected higher net income of $502.3 million reflecting improved operating results, and a reduction in working capital uses of $53.2 million related to collection of accounts receivable of $181.0 million reflecting increased revenues, partially offset by a reduction in accounts payable of $145.9 million reflecting reduced purchases to manage inventory balances as we return to normal seasonal buying patterns.
Critical Accounting Estimates
Revenue Recognition, page 31
3.Within the last bullet of this section, you disclose that critical judgments and estimates related to revenue recognition for certain customer contracts includes the measurement of revenue "using the key inputs of expected gross margin and inventory in our possession." Please tell us and revise your disclosures to clarify what this bullet is intending to convey. To the extent this disclosure pertains to accounting for performance obligation satisfied over time, ensure you provide the disclosures required by ASC 606-10-50-18.
Management Response:
In future filings, beginning with the Company's Form 10-K for the period ended December 31, 2023, the Company will revise the following paragraphs within its disclosure of Critical Accounting Estimates - Revenue Recognition, included in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, in a manner similar to the following:
Revenue Recognition
Revenue is recognized when obligations under the terms of a contract with a customer are satisfied; generally, this occurs with the transfer of control of our products or services. Revenue is measured as the amount of total consideration expected to be received in exchange for transferring goods or providing services. Total expected consideration, in certain cases, is estimated at each reporting period, including interim periods, and is subject to change with variability dependent on future events, such as customer behavior related to future purchase volumes, returns, early payment discounts and other customer allowances. Estimates for rights of return, discounts and rebates to customers, and other adjustments for variable consideration are provided for at the time of sale as a deduction to revenue, based on an analysis of historical experience and actual sales data. Changes in these estimates are reflected as an adjustment to revenue in the period identified. Sales, value added and other taxes collected concurrently with revenue-producing activities are excluded from revenue.
We receive payment at the inception of the contract for separately priced extended service warranties, and revenue is deferred and recognized on a straight-line basis over the life of the contracts. The term of these warranties ranges from five to 40 years. The weighted average life of the contracts as of December 31, 2022, is approximately 20 years.
Additionally, critical judgments and estimates related to revenue recognition relative to certain customer contracts in our CIT and CFT segments, in which they are contract manufacturers or where they have entered into an agreement to provide both services (engineering and design) and products resulting from those services, include the following:
•Determination of whether revenue is earned at a "point-in-time" or "over time": Where contracts provide for the manufacture of highly customized products with no alternative use and provide CIT or CFT the right to payment for work performed to date, including a normal margin for that effort, we have concluded those contracts require the recognition of revenue over time.
•For performance obligations satisfied over time, revenue is determined using the input method as we believe that best depicts the transfer of control to the customer, as the customer controls the inventory as it is produced. Measurement of revenue uses the key inputs of inventory in our possession and expected gross margin. We believe inventory reflects an appropriate measure of cost incurred to date, relative to total costs, to which we apply an expected gross margin to determine revenues. We utilize an estimate of expected gross margin based on historical margin patterns and management’s experience, which may vary based on the customers and end markets being evaluated. There are multiple unique customer contracts at CIT or CFT. Accordingly, the estimate of expected margin is done for each customer discretely. We review the margins for these categories as contracts, customers and product profiles change over time so that the margin expectations reflect the best available data for each category.
Additionally, in future filings, beginning with the Company's Form 10-Q for the period ended June 30, 2023, the Company will revise its disclosure of of Note 6--Revenue Recognition, included in Part I, Item 1. Financial Statements, for the underlined items above, as applicable.
Note 17 - Commitments and Contingencies
Litigation, page 74
4.Please address the following comments related to your asbestos-related claims:
•We note your disclosure that you "may recognize expenses for indemnity and defense costs in particular periods if and when it becomes probable that such costs will not be covered by insurance." As this disclosures suggests that you may not record litigation expense if covered by insurance, please clarify for us whether or not you separately account for and record litigation accruals and insurance recoveries on a gross basis.
•Tell us where on the balance sheet you classify litigation-related insurance receivables and contingency accruals. If presented on a net basis, tell us how the balances meet the right of setoff criteria specified in ASC 210-20-45-1.
Management Response:
The Company recognizes a liability and corresponding expense for asbestos-related indemnity claims when they are considered probable and estimable. These liabilities are reflected within the Company's balance sheet as "accrued and other current liabilities" and "other long-term liabilities," as applicable depending on the expected future payment date.
Separately, the Company recognizes insurance receivables and corresponding income for asbestos-related coverage claims when recovery is considered probable and the amount is determinable, not to exceed the amount of the covered loss. These assets are reflected within the Company's balance sheet as "other current assets" and "other long-term assets," as applicable depending on the expected future receipt of payment.
As disclosed in the Company's Form 10-K for the year ended December 31, 2022, the Company's policy is to expense legal defense costs related to such matters as incurred. Additionally, the Company records an insurance receivable for defense costs when recovery is considered probable and the amount is determinable, not to exceed the amount of the covered loss. Balances related to defense costs and insurance recoveries are reflected as "accrued and other current liabilities" and "other current assets," respectively, on the Company's balance sheet.
In future filings, beginning with the Company's Form 10-Q for the period ended June 30, 2023, the Company will revise the following paragraphs within its disclosure of Note 15--Commitments and Contingencies, included in Part I, Item 1. Financial Statements, in a manner similar to the following:
Litigation
Over the years, the Company has been named as a defendant, along with numerous other defendants, in lawsuits in various courts in which plaintiffs have alleged injury due to exposure to asbestos-containing friction products produced and sold predominantly by the Company’s discontinued Motion Control business between the late-1940s and the mid-1980s. The Company has been subject to liabilities for indemnity and defense costs associated with these lawsuits.
The Company has recorded a liability for estimated indemnity costs associated with pending and future asbestos claims. As of December 31, 2022, the Company believes that its accrual for these costs is not material to the Company's financial position, results of operations or operating cash flows.
The Company recognizes expenses for defense costs associated with asbestos claims during the periods in which they are incurred. Refer to Note 1 for the Company’s accounting policy related to litigation defense costs.
The Company currently maintains insurance coverage with respect to asbestos-related claims and associated defense costs. The Company records the insurance coverage as a receivable in an amount it reasonably estimates is probable of recovery for pending and future asbestos-related indemnity claims. Since the Company’s insurance coverage contains various exclusions, limits of coverage and self-insured retentions and may be subject to insurance coverage disputes, the Company may incur expenses for indemnity and defense costs and income from insurance recoveries in different periods, as such recoveries are recorded only if and when it becomes probable that such costs will be covered by insurance.

Please do not hesitate to call me at (480) 781-5051 with any questions regarding the foregoing.
Sincerely,
/s/ Kevin P. Zdimal
Kevin P. Zdimal
Vice President and Chief Financial Officer